SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 8)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.
(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,440,000	$13,545.90

*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. As of May 12, 2003, there were 150,000,000 shares of common stock of the Company outstanding, of which 120,100,000 shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,000 shares of common stock of the Company.

**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	13,545.90	Filing Party:	ICN Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	June 10, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

         This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 1. Summary Term Sheet.

         Item 1 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In the “Summary Term Sheet,” the last bullet-point on page 1 is amended and restated in its entirety as follows:

•	The tender offer is commencing without obtaining the prior approval of Ribapharm’s board of directors; such approval is not required under applicable law for this tender offer transaction. See the “Introduction.” Ribapharm’s board of directors is required to advise Ribapharm’s stockholders of its position on the offer within ten business days after the date of commencement of the offer. Ribapharm’s board of directors filed a “Solicitation/Recommendation Statement” on Schedule 14D-9 with the SEC on June 23, 2003 stating that it believes the offer price to be inadequate and recommending that the stockholders of Ribapharm reject the offer and not tender their shares of Ribapharm common stock pursuant to the offer. See the “Introduction.”

Item 4. Terms of the Transaction.

         Section (a) of Item 4 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “The Offer – Section 1. Terms of the Offer,” the last sentence of the fourth paragraph on page 46 is amended and restated in its entirety as follows:

However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, unless such bidder elects to establish a subsequent offering period (a “Subsequent Offering Period”), in which case Purchaser will promptly pay for all Shares tendered in the offering period prior to the Subsequent Offering Period and pay for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

         In “The Offer – Section 2. Acceptance for Payment and Payment for Shares,” the third full paragraph on page 47 is amended and restated in its entirety as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer — Section 11. Conditions to the Offer” (if waivable), Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn pursuant to the Offer, promptly after the Expiration Date, provided that the Offer has not been terminated by such date. If there is a Subsequent Offering Period following the Offer, Purchaser will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in anticipation of receiving any necessary approvals from any Governmental Entity. See “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

         In “The Offer – Section 2. Acceptance for Payment and Payment for Shares,” the fourth full paragraph on page 48 is amended and restated in its entirety as follows:

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

         In “The Offer – Section 4. Withdrawal Rights,” the first sentence of the fifth paragraph on page 52 is amended and restated in its entirety as follows:

Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in anticipation of receiving any necessary approvals from any Governmental Entity.

         In “The Offer – Section 11. Conditions to the Offer,” clause (ii) of the second full paragraph on page 60 is amended and restated in its entirety as follows:

(ii) at any time on or after June 10, 2003 and prior to the acceptance for payment of any such Shares, any of the following events has occurred:

         In “The Offer – Section 11. Conditions to the Offer,” subparagraph (b) on page 60 is amended and restated in its entirety as follows:

(b) any change (or any condition, event or development involving a prospective change) has occurred or be threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), cash flows, licenses, franchises, permits, authorizations, operations, results of operations or prospects of the Company which has or might reasonably be expected to have a material adverse effect on the Company (an “Adverse Effect”), or results or might reasonably be expected to result in a material diminution in the value of the Shares; or

In “The Offer – Section 11. Conditions to the Offer,” the term “Diminution in Value” in each of subparagraphs (c), (d), (h) and (k) on pages 60-63 is deleted and is replaced, in each instance, with the term “a material diminution in the value of the Shares.”

         In “The Offer – Section 11. Conditions to the Offer,” the first sentence of the first full paragraph on page 63 is amended and restated in its entirety as follows:

The foregoing conditions in paragraphs (a) through (l) are for the sole benefit of Parent, Purchaser and their respective affiliates (other than the Company) and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time prior to the acceptance for payment of the Shares in the sole discretion of Parent or Purchaser.

Item 10. Financial Statements.

         Section (a) of Item 10 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “The Offer – Section 7. Certain Information Concerning the Company,” the following two paragraphs are inserted immediately before “Available Information” on page 57:

The Company has not publicly disclosed its ratio of earnings to fixed charges, however, the SEC is requiring that Parent and Purchaser provide this information. Based on the Company’s financial statements, Parent and Purchaser have calculated the Company’s ratio of earnings to fixed charges for the three months ended March 31, 2003 and year ended December 31, 2002 to be 48.1x and 122.3x, respectively. There is no ratio of earnings to fixed charges for the three months ended March 31, 2002 or the year ended December 31, 2001 because during such periods the Company had no fixed charges. Ratio of earnings to fixed charges is not a term defined by generally accepted accounting principles. For purposes of determining the Company’s ratio of earnings to fixed charges, earnings consist of income before minority interests, provision for income taxes and interest expense. Fixed charges consist of interest expense and an estimate by Parent of the Company’s interest within rental expense within the meaning of Item 503(d) of Regulation S-K. Parent’s and Purchaser’s estimate of the interest within rental expense may not be consistent with the Company’s estimate and, therefore, the Company’s calculation of the ratio of earnings to fixed charges may differ from Parent’s and Purchaser’s calculation.

Item 11. Additional Information.

         Section (b) of Item 11 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “Special Factors – Section 1. Background,” the first full paragraph on page 11 is amended and restated in its entirety as follows:

In July 2002, Parent retained Goldman, Sachs & Co. as its financial advisor in connection with the strategic review. With respect to Parent’s financial arrangements with Goldman, Sachs & Co., see “Special Factors — Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent.” Parent also retained McKinsey & Company United States (“McKinsey & Company”) to assist in the strategic review and develop recommendations for Parent’s business operations. McKinsey & Company was selected by Parent due to its reputation and expertise in the field of management consulting generally and its experience in consulting for pharmaceutical companies. McKinsey & Company was paid a management consulting fee by Parent of (i) $725,000 and (ii) 31,305 shares of Parent’s common stock in connection with its work, as well as a bonus of $225,000, but there was no particular fee related to the portion of its work analyzing the Company. Parent also has agreed to reimburse McKinsey & Company for its reasonable direct expenses, and to indemnify McKinsey & Company against certain liabilities.

         In “Special Factors – Section 1. Background,” the following four paragraphs replace the second full paragraph on page 11:

Beginning in July 2002, Parent’s management began working with Goldman, Sachs & Co. and McKinsey & Company in reviewing Parent’s business and organizational structure, including exploration of various strategic alternatives. As one element of this review, Parent’s management and advisors began to reconsider the advantages and disadvantages of completing a spin-off of Parent’s interest in the Company. As another element of this review, McKinsey & Company reviewed business plans and processes with the management of Parent and, with respect to the Company, the management of the Company.

On August 1, September 10 and October 9, 2002, at meetings of the Parent Board, the status of Parent’s strategic review process was discussed. Among the topics discussed were the strategic and financial alternatives with respect to the Company, including, in addition to retaining the majority interest in the Company, (i) completion of a spin-off, (ii) sale of Parent’s interest in the Company to a third party and (iii) an acquisition by Parent of the Common Stock not already owned by Parent. At each of these meetings, each of Goldman, Sachs & Co. and McKinsey & Company updated the Parent Board as to the review being performed by it with management, and at the meetings held on September 10 and October 9, 2002, McKinsey & Company reported on its assessment of Parent’s strategic direction. At the September 10, 2002 meeting, McKinsey & Company expressed its preliminary view that

•	the Company represented an attractive discovery platform with significant long-term value due to an expected steady growth in the Company’s ribavirin royalty, potential of the clinical pipeline represented by Hepavir B™ and Viramidine™, and the Company’s strong scientific team;

•	maximizing value of the Company would require addressing its critical organizational gaps and the composition of the Company's board of directors;

•	both continuing with a spin-off and acquiring the minority interest were viable alternatives, but the preferred alternative to explore appeared to be a buy-back; and

•	if Parent were to acquire the publicly held Shares of the Company, Parent should manage the Company as a separate business.

At the October 9, 2002 meeting, McKinsey & Company reviewed potential strategies for management of the Company’s business and operations if a buyback were pursued. Also present at the October 9, 2002 meeting were representatives of Parent’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”).

No recommendation was made by management to the Parent Board at these meetings with respect to alternatives regarding the Company. The Parent Board authorized management to conduct further analysis of the various options to work towards developing recommendations for the Parent Board.

         In “Special Factors – Section 1. Background,” the third sentence of the last full paragraph on page 11 is amended and restated in its entirety as follows:

Also present were representatives of Goldman, Sachs & Co., who made a presentation to the Parent Board regarding Parent’s strategic review process and market reaction to Parent’s announcement of its new strategic direction, and Skadden Arps.

Item 13. Information Required by Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

         Item 7 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “Special Factors – Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger,” the fifth bullet point on page 22 is amended and restated in its entirety as follows:

•	significant changes and legal difficulties affecting the Company’s commercial partner, Schering, consisting primarily of recent changes in Schering’s senior management and the existence of various publicly announced regulatory investigations, including criminal investigations, relating to Schering’s marketing, sales and manufacturing practices, which Parent believes could affect ribavirin royalty revenues,

         In “Special Factors – Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger,” the sixth bullet point on page 22 is amended and restated in its entirety as follows:

•	the negative impact on the Company’s overall royalty revenues resulting from (a) general pricing and marketing practices by Roche when it entered the Hepatitis C market with Copegus™ (a combination product (using ribavirin) competitive with the Schering combination product), whereby Roche announced a substantial discount (reported to be 43%) to Schering’s then current wholesale acquisition cost for Rebetol™ (Schering’s version of ribavirin), which Parent believes Schering may now be discounting approximately 15% from its wholesale acquisition cost, and (b) a royalty rate payable by Roche to the Company less than the rate payable to the Company by Schering,

         In “Special Factors – Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger,” the eighth bullet point on page 22 is amended and restated in its entirety as follows:

•	concerns expressed by the investment community in the Spring of 2003 as to increased levels of U.S. wholesalers’ inventory of Rebetol™, which equity research analyst reports cited as indicative at that time of reduced sales of Rebetol™ on which the Company earns a royalty from Schering,

         In “Special Factors – Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger,” the tenth bullet point on page 22 is amended and restated in its entirety as follows:

•	a substantial downward revision of the Company’s earnings projections by equity research analysts, as reflected in a reduction of IBES (as defined herein) estimates from $.82 EPS for 2004 on May 31, 2002 to $.48 EPS for 2004 on May 27, 2003.

         In “Special Factors – Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger,” the second sentence of the third paragraph on page 22 is amended and restated in its entirety as follows:

Parent believes the advantages of a recombination of the two companies include the following: (i) enhancing the Company’s ability to prepare for commercialization of its later stage pipeline products by integrating the two companies’ combined research and development efforts with the sales and marketing capability of Parent, (ii) addressing the risk resulting from the Company’s current reliance on a single product as the only source of its revenue, (iii) increased access of the combined entity to capital markets following completion of the Offer and consummation of the Merger, (iv) addressing Parent’s desire to develop over time a research and development capability by integrating the research and development efforts of the Company and (v) enabling cost savings estimated by Parent’s management to be at least $2 million annually through elimination of management functions and costs, including costs associated with the Company’s reporting requirements under U.S. securities laws.

         In “Special Factors – Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger,” the second full paragraph on page 23 is amended and restated in its entirety as follows:

Having come to a determination to pursue the acquisition of the minority interest, Parent considered transaction structure alternatives of a one-step long-form merger with the Company, and of a tender offer to be followed by a short-form merger. Parent determined to make a cash tender offer followed by a short-form merger. In choosing this structure as distinguished from a one-step merger transaction with the Company, Parent considered, among other things, that (i) a tender offer followed by a short-form merger is a typical means of effecting a parent-subsidiary recombination, (ii) the unaffiliated stockholders of the Company would likely receive the consideration in payment for their Shares sooner in a tender offer than if Parent pursued a negotiated long-form merger transaction, (iii) Delaware law permits stockholders to make their own determination of the desirability of tendering into an offer that is free of coercion and where appropriate disclosure is included in the tender offer materials and (iv) no separate approval of the Company’s board of directors is required as the Offer is made directly to the Company’s stockholders.

Item 8. Fairness of the Transaction.

         Section (a) of Item 8 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the first sentence of the fourth full paragraph on page 23 is amended and restated in its entirety as follows:

Parent and Purchaser believe that the consideration to be received by the Company’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such unaffiliated stockholders.

         Section (b) of Item 8 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “Special Factors – Section 1. Background,” the first full paragraph on page 14 is amended and restated in its entirety as follows:

After continued analysis in May 2003, a meeting of the Parent Board was convened on May 30, 2003 to discuss the various options with respect to the Company and to determine the strategic alternative regarding the Company that was in the best interests of Parent and its stockholders. After presentations from Goldman, Sachs & Co., which presentation is discussed under the heading “Special Factors — 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” and Parent’s management, members of the Parent Board discussed the various alternatives. Following such discussion, the Parent Board determined that the acquisition of the publicly held shares of the Company through a cash tender offer was in the best interests of Parent and its stockholders. At this board meeting, Parent’s management recommended to the Parent Board that the Offer Price be set at a 10% premium to the closing price per Share of $5.08 on May 30, 2003, the last trading day prior to announcement by Parent of its intention to commence the Offer, or approximately $5.60 per Share. The Parent Board authorized Parent to make the Offer at a price of $5.60 per share, substantially on the terms discussed at this meeting. In authorizing the Offer, the Parent Board considered factors including that the $5.60 price per Share represented an approximately 10.2% premium over the closing sale price per Share on the trading day prior to announcement of the Offer, an approximately 34.6% premium to the 30-day earlier trading price of $4.16 per Share, a premium of approximately 20.2% over the one month average closing sale price of $4.57 per Share and an approximately 23.6% premium over the three month average closing sale price of $4.51 per Share. No director on the Parent Board dissented, or abstained from voting, with respect to the approval of the Offer and the Offer Price.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following sentence is inserted at the end of the third full paragraph on page 23:

As required by the SEC’s rules, in connection with the commencement of the Offer on June 10, 2003 and the preparation and dissemination of the Offer to Purchase, Parent and Purchaser determined the Offer to be fair to the unaffiliated stockholders of the Company based primarily on the information summarized and the discussions that took place at the meeting of the Parent Board on May 30, 2003.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following paragraph is inserted after the third full paragraph on page 23:

Parent and Purchaser did not request an opinion from their financial advisor, Goldman, Sachs & Co., as to the fairness of the Offer Price to the Company’s stockholders. Parent and Purchaser do not believe that it would be customary for them to make such a request, and that it would be the responsibility of the board of directors of the Company to determine whether it believes it is appropriate to seek such an opinion from the Company’s financial advisor.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” subparagraph (ii) on page 24 is amended and restated in its entirety as follows:

(ii) A decline in the trading price per Share from $11.80 on April 19, 2002 to $5.08 on the last full trading day prior to the public announcement of the Offer, a substantial downward revision of the Company’s earnings projections, as reflected in a reduction of IBES estimates from $.82 EPS for 2004 on May 31, 2002 to $.48 EPS for 2004 on May 27, 2003 by equity research analysts and the negative impact of the change in circumstances and market conditions described under the headings “Special Factors — Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger” and “Special Factors — Section 5. Certain Projected Financial Data.” Due to these factors, Parent and Purchaser, in considering the fairness of the Offer, did not believe the Company’s weighted average stock price since the Public Offering was a meaningful reflection of the current value of the Shares. Instead, Parent and Purchaser focused on the one month and three month average trading prices for the Shares, which Parent and Purchaser believe more accurately reflect the current value of the Shares. As a result of the changed circumstances and market conditions described under the headings “Special Factors — Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger” and “Special Factors — Section 5. Certain Projected Financial Data,” Parent and Purchaser do not believe that the Company’s current business model and financial results support the valuations ascribed to the Company at the time of the Public Offering.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” subparagraph (iii) on page 24 is amended and restated in its entirety as follows:

(iii) The consideration to be paid in the Offer represents an approximately 34.6% premium over the reported closing sale price of the Shares on the New York Stock Exchange, Inc. (the “NYSE”) on May 5, 2003, 30 days prior to the date on which Parent’s intention to make the Offer was announced (for 72 transactions reviewed by Goldman, Sachs & Co. in its presentation to the Parent Board on May 30, 2003 involving the acquisition of all outstanding shares of a target company by their respective majority or controlling stockholders between January 1, 1995 and May 27, 2003, the mean and median premiums of the price to the target stock price one month prior to announcement were 31.6% and 24.4%, respectively), and a premium of approximately 20.2% over the one month average closing sale price on the NYSE, approximately 23.6% over the three month average closing sale price and approximately 10.2% over the closing sale price of the Common Stock on the trading day prior to the announcement of the Offer.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following subparagraph is inserted after subparagraph (iii) on page 24:

(iv) Although the market value for the Shares has increased in the month leading up to May 27, 2003, Parent and Purchaser believe this increase to be driven by overall market conditions rather than factors specific to the Company. In the one month period prior to May 27, 2003, the BTK (as defined herein) increased 25.7%, while the price for the Shares during that same period rose 18.7%. As a result of this recent market surge, Parent and Purchaser believe it would be appropriate to place more emphasis on the market price for the Shares one month prior to Parent’s announcement of its intention to make the Offer. Viewed from this perspective, Parent and Purchaser believe the premium of the Offer Price is comparable with the premiums offered in minority buy-back transactions surveyed since January 1, 1995.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” subparagraph (iv) on page 24 is renumbered and amended and restated in its entirety as follows:

(v) The Offer and the Merger will provide liquidity for public stockholders whose ability to sell their Shares is adversely affected by (a) the limited trading volume (approximately 327,650 Shares on average per day over the past six months, or approximately 1.1% of the total outstanding Shares not held by Parent, and approximately 427,841 Shares on average per day since the Public Offering, or approximately 1.4% of the total outstanding Shares not held by Parent), and (b) low public float (only approximately 29,900,000 Shares not held by Parent, approximately 50% of which Shares Parent and Purchaser believe are held by three institutional stockholders).

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” subparagraphs (v) and (vi) on page 24 are renumbered as subparagraphs (vi) and (vii) respectively.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following paragraph is inserted before the first paragraph on page 25:

Parent and Purchaser were aware that the Common Stock trades at a significantly lower price to earnings ratio than its competitors, even though analysts’ estimates of the rate of projected earnings growth per share is closer to that of its competitors. Parent and Purchaser did not view this fact as being material to their analysis, as they believe that this fact indicates that the market reflects a belief that analysts’ projected growth rates for the Company are too high.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following paragraph replaces the first paragraph on page 25:

Parent and Purchaser did not consider the Company’s net book value or going-concern value to be material factors in determining the fairness of the Offer to the Company’s unaffiliated stockholders. Parent and Purchaser do not believe that the Company’s net book value or its going-concern value are indicative of the Company’s value to Parent or the market value of the Company.

         In “Special Factors – Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” the following two paragraphs are inserted after the first paragraph on page 25:

Parent and Purchaser believe that a majority of the directors of the Company who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders of the Company for purposes of preparing a report concerning the fairness of the transaction. However, based on the Company’s public disclosure that its board of directors had retained Morgan Stanley & Co. Incorporated as its financial advisor to assist it in considering the Offer, as well as the fact that the Company’s board of directors is comprised of individuals who are not officers or directors of Parent, and the existence of fiduciary duties of such directors to the Company’s stockholders, Parent and Purchaser did not believe the failure to retain such representative to be material.

Parent and Purchaser did not believe the failure to obtain the approval of the Company’s board of directors to be material as (i) no such approval is required by law, (ii) stockholders will have the opportunity to receive the recommendation of the Company’s independent board of directors and (iii) the Offer is subject to a “majority of the minority” condition, which effectively requires acceptance of the Offer by a majority of the unaffiliated stockholders of the Company and may not be waived.

Item 9. Reports, Opinions, Appraisals and Negotiations.

         Section (b) of Item 9 of the Schedule TO is hereby amended and supplemented in the manner set forth below.

         In “Special Factors – Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” the second sentence of the fifth full paragraph on page 26 is amended and restated in its entirety as follows (with the tables below inserted thereafter):

The presentation discussed financial measures of Parent for all three scenarios, including revenue, earnings before interest and taxes (“EBIT”), net income, EBITDA, cash levels and certain credit ratios, as shown by the following tables (in millions, except per share data):

						Buy-back Public
		Status Quo		Spin-off RNA		Float

Income Statement	2002A	2003E	2004E	2003E	2004E	2003E	2004E

Total Revenue	$737	$777	$728	$518	$590	$777	$728
EBIT	$211	$231	$169	$51	$74	$231	$169
Net Income	$88	$104	$88	$9	$34	$127	$96

EPS	$1.05	$1.23	$1.03	$0.10	$0.39	$1.48	$1.12

						Buy-back Public
		Status Quo		Spin-off RNA		Float

Cash Flow	2002A	2003E	2004E	2003E	2004E	2003E	2004E

EBITDA	$267	$288	$228	$104	$128	$288	$228
Free cash flow	293	272	199	85	82	272	199

Capitalization
Cash accessible	$165	$401	$440	$401	$405	$431	$538
Total debt	485	479	479	479	479	479	479
Shareholder equity	704	815	883	603	605	815	883

Total capitalization	1,189	1,294	1,362	1,082	1,084	1,294	1,362

Credit Ratios
Total debt / EBITDA	1.8x	1.7x	2.1x	4.6x	3.7x	1.7x	2.1x
EBITDA/ Gross int expense	6.2x	9.2x	7.3x	3.3x	4.1x	9.2x	7.3x
Total debt/ Capitalization	40.8%	37.0%	35.2%	44.3%	44.2%	37.0%	35.2%

The pro forma amounts set forth in the tables above do not include the effect of the allocation of the purchase price of the buy-back of the Shares to the assets of the Company for financial reporting purposes and assumes a purchase of the Shares (in cash at the closing price of $4.95 for the Common Stock on May 27, 2003).

         In “Special Factors – Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” the following text, including the table therein, is inserted after the last bullet-point at the top of page 27:

The table below presents the following information for (i) the publicly traded specialty pharmaceutical companies as a group, (ii) Parent continuing to hold its approximately 80.1% ownership stake in the Company, (iii) a spin-off of Parent’s interest in the Company to Parent’s stockholders and (iv) a purchase of the Shares (in cash at the closing price of $4.95 for the Common Stock on May 27, 2003):

•	public equity market cap;

•	2003 estimated revenues and EBITDA;

•	2003 and 2004 estimated net income and PE multiples;

•	2003 EBITDA margin;

•	the ratio of debt to EBITDA for 2003; and

•	credit ratings.

	Public	2003E		Net Income		P/E Multiples		2003	Debt/
	Equity							EBITDA	2003
	Market Cap	Revenues	EBITDA	2003E	2004E	2003E	2004E	Margin	EBITDA	Credit Rating

ICN (Status quo)	$1,109	$777	$288	$104	$88	10.7x	12.6x	37.0%	1.7x	BB (Negative)
ICN (RNA										BB- (Stable/
Spin-off)	—	518	104	9	34	—	—	20.1	4.6	Negative)
ICN (RNA Buy-back)	—	777	288	127	96	—	—	37.0	1.7	BB (Stable)
Mean	$3,687	$1,044	$372	$219	$258	18.5x	16.1x	37.4%	1.8x

The financial information set forth above presented by Goldman, Sachs & Co. was based on (i) the closing prices on May 27, 2003, (ii) information obtained from IBES, Bloomberg, Wall Street research and the most recent publicly available information for the selected companies and (iii) estimated credit ratings. The values above are in millions, except per share data.

SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

	By:	/s/ Robert W. O’Leary
		Name:	Robert W. O’Leary
		Title:	President

ICN PHARMACEUTICALS, INC.

	By:	/s/ Eileen C. Pruette
		Name:	Eileen C. Pruette
		Title:	Executive Vice President and
General Counsel

Date: July 3, 2003